To the Alberta Securities Commission
March 22, 2006
Dear Sirs:
We refer to the short form prospectus of Canadian Pacific Railway Company dated May 6, 2004 relating to the sale and issue of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the “prospectus”).
We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 10, 2006 to the shareholders of Canadian Pacific Railway Limited on the following financial statements:
•	Balance sheets as at December 31, 2005 and December 31, 2004;

•	Statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2005.
We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.
This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
Yours very truly,
(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
International Limited, each of which is a separate and independent legal entity.